

August 7, 2012

Via E-mail
Jeffrey J. Carfora
Executive Vice President and
Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

> **Re:** **Peapack-Gladstone Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 001-16197**

Dear Mr. Carfora:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 16

1. We note your disclosure on page six that the Corporation maintains its conservative underwriting standards at the time of origination and continues its diligence in managing

the loan portfolio. However, we are unable to locate a complete discussion of your underwriting policies and procedures for each loan category. Please revise future filings to provide this information. Discuss documentation requirements, loan to value ratios, FICO scores and all other significant criteria considered in deciding to underwrite a loan. Discuss whether or not variable rate loans are underwritten at the fully indexed rate and, if not, how you capture the associated risk in the underwriting process. To the extent your underwriting policies and procedures have changed between periods, discuss the changes and ensure that your revisions address all types of loans that you hold at each balance sheet date.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Loans, page 48

2. Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

3. Please tell us and revise future filings to disclose the following information regarding your accounting policies for your troubled debt restructurings (TDR's):

   - All the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;
   - For your troubled debt restructurings that accrue interest at the time the loan is restructured, how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and that it is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;
   - For your troubled debt restructurings that accrue interest at the time the loan is restructured, whether you have charged-off any portion of the loan. If you have, explain how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;
   - How you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically, disclose how many payments the borrower needs to make before returning a loan to accrual status; and
   - Describe any conditions that would cause you to remove a loan from TDR status.

4. Please revise future filings to disclose your policy for recording payments received on nonaccrual financing receivables. Refer to ASC 310-10-50-6 (b).

5. We note your disclosure on page 67 regarding certain loans modified that did not meet the definition of a troubled debt restructuring. Please tell us and revise future filings to disclose how you determine a delay in payment is insignificant.

New Accounting Policies, page 52

6. We note your reference to accounting guidance on comprehensive income issued in June 2011 but not yet adopted. We also note that other accounting guidance, for example ASU 2011-04 *Fair Value Measurement (Topic 820),* was issued in 2011. Please confirm that there was no other guidance issued but not yet adopted whose impact on your financial position and results of operations was expected to be material at December 31, 2011 and revise your future filings if necessary. Refer to ASC 250-10-S99-5.

4. Loans, page 58

7. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B (a) (2).

9. Fair Value, page 71

8. Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant